                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------








                             ---------------------
                             SECOND QUARTER REPORT
                                      1996

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
Dear Investors:

     The Fund's net asset value per Unit was $16.50 at June 30, 1996. This net asset value is down slightly from the net asset value of $16.61 at both December 31, 1995 and March 31, 1996.

     At June 30, 1996, the Fund held portfolio investments in eight companies. These portfolio investments represented approximately 71.1% of the Fund's net assets. The Fund's remaining assets were invested in high quality, short-term commercial paper. These funds are available to fund follow-on investments, for distribution to the partners or to fund the annual repurchase offer.

INVESTMENT UPDATE

     During January 1996, the Fund invested $3,200,602 in Atlas Environmental, Inc. ("Atlas"). The investment consists of $3,265,920 of 13.5% Senior Subordinated Secured Notes due January 19, 2003, with warrants to acquire 338,423 shares of common stock. The warrants have an exercise price of $8.00 per share. The Atlas common stock is currently traded over the counter on a limited basis with quotations provided via the OTC Bulletin Board under the symbol "ATEV".

     The companies which Atlas acquired with the proceeds of the Fund's subordinated debt investment have not performed as well as expected, and as a consequence, Atlas has defaulted on certain financial covenants in its agreements with its senior lender and with the Fund. The senior lender, the Bank of New York, has reacted to the covenant defaults by limiting Atlas' availability under its revolving credit facility and by instructing Atlas not to pay the interest on the Fund's subordinated debt that was payable on July 19, 1996 in the amount of $111,450. In accordance with the intercreditor agreement between the Fund and the Bank of New York, the bank can block payments to the Fund for up to 180 days. During August 1996, the company entered into a letter of intent, under the terms of which some of the company's businesses would be sold. The sale is scheduled to close by




                                -----------------
                                      ONE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------



September 30, 1996 and, if consummated, would provide the cash to pay the Fund's interest. As a result, the Fund accrued the interest due on the subordinated debt as of June 30, 1996.

CASH DISTRIBUTIONS

     The distribution for the second quarter of 1996 was paid on August 15, 1996 in an amount equal to $.30 per Unit, or an annualized rate equal to 6.0% of contributed capital. This distribution consisted of both current and accumulated net investment income and realized gain on investments. We expect the remaining 1996 distributions to be made at the same 6.0% rate or greater.

     The Fund's investment period ended on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund is no longer permitted to acquire investments in new portfolio companies. This will impact the amount of the Fund's quarterly distributions for subsequent years because all proceeds from future dispositions or maturities of investments will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any additional follow-on investments that the Fund may make in existing portfolio companies.

PERIODIC UNIT REPURCHASE POLICY

     Pursuant to the terms of the periodic unit repurchase policy that was adopted by the Fund's investors during 1993, the Fund annually offers to repurchase from investors, up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units.

     The next opportunity to have the Fund repurchase your Units will occur during the fourth quarter of 1996. The repurchase offer will be




                                -----------------
                                      TWO

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


mailed to investors on October 7, 1996, and the deadline for tendering Units for repurchase will be October 31, 1996. The repurchase price will be based on the net asset value per Unit on November 14, 1996 and payment for tendered Units will be made on November 21, 1996.


                                * * * * * * * *


     If you have any questions regarding your investment in the Fund, please call us at 800-866-7607.


Sincerely,




Paul Bagley, Chairman
FCM Fiduciary Capital Management Company




W. Duke DeGrassi, President
FCM Fiduciary Capital Management Company

August 22, 1996





                                -----------------
                                     THREE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
--------------------------------------------------------------------------------

                            SCHEDULE OF INVESTMENTS



JUNE 30, 1996 (UNAUDITED)
-------------------------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                               INVESTMENT     AMORTIZED                  % OF TOTAL
SHARES       INVESTMENT                                  DATE           COST        VALUE       INVESTMENTS
-------------------------------------------------------------------------------------------------------------
MANAGED COMPANIES:
150,584.07 sh.Neodata Corporation,
              10.00% Class A Convertible              12/27/90 &
              Preferred Stock - Series 2*             09/30/92        $278,916   $         1
8,754.89 sh.  Neodata Corporation,                    12/27/90 &
              Common Stock*                           09/30/92               1             1
-------------------------------------------------------------------------------------------------------------
                                                                       278,917             2          0.0%
-------------------------------------------------------------------------------------------------------------
23,056 sh     KEMET Corporation,
              Common Stock(1)*                        07/11/91           8,170       464,002
-------------------------------------------------------------------------------------------------------------
                                                                         8,170       464,002          2.3
-------------------------------------------------------------------------------------------------------------
62,606 sh     Amity Leather Products Co.,
              Warrants to Purchase Class
              B Common Stock*                         07/30/92          85,909       674,584
22,608 sh     Amity Leather Products Co.,
              Class A Common Stock*                   07/30/92         226,080       243,604
-------------------------------------------------------------------------------------------------------------
                                                                       311,989       918,188          4.6
-------------------------------------------------------------------------------------------------------------
 $5,023,926   Elgin National Industries, Inc.,
              13.00% Senior Subordinated
              Notes due 9/01/01(2)                    09/24/93       4,924,656     4,924,656
5,876.1 sh    ENI Holding Corp.,
              10.00% Preferred Stock
              due 12/31/01                            09/24/93         587,610       750,182
403.81 sh     ENI Holding Corp.,
              Class B Common Stock*                   09/24/93          40,381        40,381
421.6 sh      ENI Holding Corp.,
              Warrants to Purchase
              Class B Common Stock*                   09/24/93          42,156        42,156
-------------------------------------------------------------------------------------------------------------
                                                                     5,594,803     5,757,375         29.2
-------------------------------------------------------------------------------------------------------------
239,600 sh    LMCOperating Corp., 7.00%
              Cumulative Redeemable
              Preferred Stock*                        06/10/94       2,389,210     2,384,408
22.72 sh      LMCOperating Corp.,
              Common Stock*                           02/09/96         454,399             1
47.92 sh      LMCCredit Corp.,
              Common Stock*                           02/09/96               1             1
-------------------------------------------------------------------------------------------------------------
                                                                     2,843,610     2,384,410         12.1
-------------------------------------------------------------------------------------------------------------
34,996 sh     MTIHoldings II, Inc.,                   07/06/94 &
              Common Stock*                           12/28/94         237,627        31,496
-------------------------------------------------------------------------------------------------------------
                                                                       237,627        31,496          0.2
-------------------------------------------------------------------------------------------------------------


            The accompanying notes to financial statements are an
                       integral part of this schedule.





                                -----------------
                                      FOUR

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------
                      SCHEDULE OF INVESTMENTS (CONTINUED)


JUNE 30, 1996 (UNAUDITED)
---------------------------------------------------------------------------------------------------------------------
PRINCIPAL
AMOUNT/                                                    INVESTMENT        AMORTIZED                 % OF TOTAL
SHARES       INVESTMENT                                       DATE             COST         VALUE      INVESTMENTS
---------------------------------------------------------------------------------------------------------------------
$ 1,290,000  R.B.M. Precision Metal
             Products, Inc., 13.00%
             Senior Subordinated
             Secured Notes due
             5/24/02(3)                                      05/24/95        1,204,213     1,204,213
439.694 sh.  R.B.M. Precision Metal
             Products, Inc., Warrants
             to Purchase Common
             Stock*                                          05/24/95           73,295        73,295
---------------------------------------------------------------------------------------------------------------------
                                                                             1,277,508     1,277,508       6.5
---------------------------------------------------------------------------------------------------------------------
$ 3,265,920  Atlas Environmental, Inc.,
             13.50% Senior Subordinated
             Secured Notes due
             1/19/03(4)                                      01/25/96        3,174,206     3,174,206
338,423 sh.  Atlas Environmental, Inc.,
             Warrants to Purchase
             Common Stock(5)*                                01/25/96           33,842        33,842
---------------------------------------------------------------------------------------------------------------------
                                                                             3,208,048     3,208,048      16.2
---------------------------------------------------------------------------------------------------------------------
   Total Investments in Managed
      Companies (71.1% of net assets)                                       13,760,672    14,041,029      71.1
---------------------------------------------------------------------------------------------------------------------
TEMPORARY INVESTMENTS:
$ 2,850,000  Cargill, Inc.,
             5.06% Notes due 7/03/96                         06/19/96        2,849,199     2,849,199
$ 2,850,000  International Business
             Machines Corporation
             5.10% Notes due 7/03/96                         06/19/96        2,849,192     2,849,192
---------------------------------------------------------------------------------------------------------------------
Total  Temporary Investments  (28.9% of net assets)                          5,698,391     5,698,391      28.9
---------------------------------------------------------------------------------------------------------------------
Total Investments (100.0% of net assets)                                   $19,459,063   $19,739,420     100.0%
---------------------------------------------------------------------------------------------------------------------



(1) The KEMET Corporation common stock trades on the NASDAQ National Market System.

(2) The notes will amortize in eight equal quarterly installments of $627,991 commencing on 11/30/99.

(3) The notes will amortize in three equal annual installments of $430,000 commencing on 5/24/00.

(4) The notes will amortized in five equal annual installments of $653,184 commencing on 1/19/99. (Note 5)

(5) The Atlas Environmental, Inc. common stock trades over the counter on a limited basis with quotations provided via the OTC Bulletin Board. The warrants have an exercise price of $8.00 per share.

*   Non-income producing security.




            The accompanying notes to financial statements are an
                       integral part of this schedule.




                                -----------------
                                      FIVE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------

                                 BALANCE SHEETS

JUNE 30, 1996 AND DECEMBER 31, 1995 (UNAUDITED)
-------------------------------------------------------------------------------
                                                     1996            1995
-------------------------------------------------------------------------------
ASSETS:

  Investments (Note 5):
    Portfolio investments, at value:
       Managed companies (amortized cost -
         $13,760,672 and $14,272,465,
          respectively)                         $ 14,041,029    $ 11,377,790
     Temporary investments, at amortized cost      5,698,391       8,647,334
-------------------------------------------------------------------------------
       Total investments                          19,739,420      20,025,124
  Cash and cash equivalents                          286,977         175,768
   Accrued interest receivable (Note 5)              163,979         117,461
  Other assets                                         1,497           3,095
-------------------------------------------------------------------------------
    Total assets                                $ 20,191,873    $ 20,321,448
-------------------------------------------------------------------------------
LIABILITIES:
  Payable to affiliates (Notes 2, 3 and 4)      $     43,926    $     54,494
  Accounts payable and accrued liabilities            44,222          31,327
  Distributions payable to partners                  362,595         362,595
-------------------------------------------------------------------------------
    Total liabilities                                450,743         448,416
-------------------------------------------------------------------------------
CONTINGENCIES (NOTE 6)

NET ASSETS:
  Managing General Partner                            (6,617)         (5,298)
  Limited Partners (equivalent to $16.50
    and $16.61, respectively, per limited
    partnership unit based on 1,196,564
    units outstanding)                            19,747,747      19,878,330
-------------------------------------------------------------------------------
       Net assets                                 19,741,130      19,873,032
-------------------------------------------------------------------------------
         Total liabilities and net assets       $ 20,191,873    $ 20,321,448
-------------------------------------------------------------------------------


            The accompanying notes to financial statements are an
                 integral part of these financial statements.




                                -----------------
                                      SIX

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


                            STATEMENTS OF OPERATIONS

                                            FOR THE THREE MONTHS          FOR THE SIX MONTHS
                                                ENDED JUNE 30,              ENDED JUNE 30,
---------------------------------------------------------------------------------------------------
                                          1996        1995         1996        1995
---------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
   Income:
    Interest                             $   413,773    $   619,678    $   814,125    $ 1,218,743
---------------------------------------------------------------------------------------------------
      Total investment income                413,773        619,678        814,125      1,218,743
---------------------------------------------------------------------------------------------------
  Expenses:
    Investment advisory fees (Note 2)         35,644         49,756         77,184         99,513
    Professional fees                         29,377         13,695         68,875         28,156
    Fund administration fees (Note 3)         29,582         29,582         59,164         59,164
    Administrative expenses (Note 3)          17,224         17,224         34,448         34,448
    Independent General Partner fees
      and expenses (Note 4)                   11,574         11,964         27,136         27,988
    Other expenses                            14,346         10,340         29,331         16,236
    Amortization                                --            2,625           --            5,250
---------------------------------------------------------------------------------------------------
      Total expenses                         137,747        135,186        296,138        270,755
---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                        276,026        484,492        517,987        947,988
---------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss)
      on investments                            --        1,720,694     (3,099,731)     1,983,859
    Net change in unrealized (loss)
      gain on investments                    (42,950)      (637,675)     3,175,032       (599,587)
---------------------------------------------------------------------------------------------------
        Net (loss) gain on investments       (42,950)     1,083,019         75,301      1,384,272
---------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS              $   233,076    $ 1,567,511    $   593,288    $ 2,332,260
---------------------------------------------------------------------------------------------------





            The accompanying notes to financial statements are an
                 integral part of these financial statements.




                                -----------------
                                     SEVEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------

                            STATEMENTS OF CASH FLOWS




FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995 (UNAUDITED)
-------------------------------------------------------------------------------------
                                                                 1996        1995
-------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net increase in net assets resulting from operations   $   593,288    $ 2,332,260
   Adjustments to reconcile net increase
      in net assets resulting from operations
      to net cash provided by operating activities:
        Accreted discount on portfolio investments            (22,831)       (37,254)
        Amortization                                             --            5,250
        Change in assets and liabilities:
           Accrued interest receivable                        (46,518)      (125,919)
           Other assets                                         1,598          2,135
           Payable to affiliates                              (10,568)         1,107
           Accounts payable and accrued liabilities            12,895         (8,346)
           Prepaid interest income                               --          (52,635)
        Net realized loss (gain) on investments             3,099,731     (1,983,859)
        Net change in unrealized (gain) loss
           on investments                                  (3,175,032)       599,587
-------------------------------------------------------------------------------------
             Net cash provided by operating activities        452,563        732,326
-------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of portfolio investments                       (3,655,003)    (1,382,146)
   Proceeds from dispositions of portfolio investments      1,089,896      3,393,724
   Sale (purchase) of temporary investments, net            2,948,943     (1,809,057)
-------------------------------------------------------------------------------------
     Net cash provided by investing activities                383,836        202,521
-------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash distributions paid to partners                       (725,190)      (982,575)
-------------------------------------------------------------------------------------
     Net cash used in financing activities                   (725,190)      (982,575)
-------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          111,209        (47,728)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              175,768        173,095
-------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $   286,977    $   125,367
-------------------------------------------------------------------------------------





            The accompanying notes to financial statements are an
                integral part of these financial statements.





                                -----------------
                                     EIGHT

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------

                      STATEMENTS OF CHANGES IN NET ASSETS



FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND FOR
THE YEAR ENDED DECEMBER 31, 1995 (UNAUDITED)
-------------------------------------------------------------------------------------
                                                              1996            1995
-------------------------------------------------------------------------------------
Increase in net assets resulting from operations:
   Net investment income                                 $    517,987    $  1,725,971
   Net realized (loss) gain on investments                 (3,099,731)      3,790,988
   Net change in unrealized gain (loss) on investments      3,175,032      (6,116,647)
-------------------------------------------------------------------------------------
     Net increase (decrease) in net assets resulting
        from operations                                       593,288        (599,688)
Repurchase of limited partnership units                          --        (1,959,487)
Distributions to partners from-
   Net investment income                                     (702,273)     (1,541,685)
   Realized gain on investments                               (22,917)           --
-------------------------------------------------------------------------------------
     Total decrease in net assets                            (131,902)     (4,100,860)
Net assets:
   Beginning of period                                     19,873,032      23,973,892
-------------------------------------------------------------------------------------
   End of period (including undistributed
     net investment income of $0
     and $184,286, respectively)                         $ 19,741,130    $ 19,873,032
-------------------------------------------------------------------------------------





            The accompanying notes to financial statements are an
                integral part of these financial statements.



                                -----------------
                                      NINE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------
                       SELECTED PER UNIT DATA AND RATIOS


                                                                  FOR THE THREE MONTHS                FOR THE SIX MONTHS
                                                                       ENDED JUNE 30,                     ENDED JUNE 30,
--------------------------------------------------------------------------------------------------------------------------------
                                                                   1996               1995           1996                1995
--------------------------------------------------------------------------------------------------------------------------------
PER UNIT DATA:
   Investment income                                            $    .34          $    .47         $     .67         $     .93
   Expenses                                                         (.11)             (.10)             (.24)             (.21)
--------------------------------------------------------------------------------------------------------------------------------
     Net investment income                                           .23               .37               .43               .72
   Net realized gain (loss) on investments                           --               1.31             (2.56)             1.52
   Net change in unrealized (loss) gain
     on investments                                                 (.04)             (.49)             2.62              (.46)
   Distributions declared to partners                               (.30)             (.30)             (.60)             (.60)
--------------------------------------------------------------------------------------------------------------------------------
     Net (decrease) increase in net asset value                     (.11)              .89              (.11)             1.18
       Net asset value:
         Beginning of period                                       16.61             18.76             16.61             18.47
--------------------------------------------------------------------------------------------------------------------------------
         End of period                                          $  16.50         $   19.65        $    16.50         $   19.65
================================================================================================================================
RATIOS (ANNUALIZED):
   Ratio of expenses to average net assets                          2.78%             2.17%             2.99%             2.20%
   Ratio of net investment income to
     average net assets                                             5.57%             7.77%             5.22%             7.70%
Number of limited partnership units at
   end of period                                                 1,196,564          1,296,999         1,196,564         1,296,999





                 The accompanying notes to financial statements
                    are an intergral part of these selected
                           per unit data and ratios.



                                -----------------
                                      TEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS


JUNE 30, 1996 (UNAUDITED)

1.   GENERAL

     The accompanying unaudited interim financial statements include all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of FCM Fiduciary Capital Management Company ("FCM"), the Managing General Partner of the Fund, necessary to fairly present the financial position of the Fund as of June 30, 1996 and the results of its operations, changes in net assets and its cash flows for the periods then ended.

     These financial statements should be read in conjunction with the Significant Accounting Policies and other Notes to Financial Statements included in the Fund's annual audited financial statements for the year ended December 31, 1995.

2.   INVESTMENT ADVISORY FEES

     As compensation for its services as investment adviser, FCM receives a subordinated monthly fee at the annual rate of 1% of the Fund's available capital, as defined in the Partnership Agreement. Investment advisory fees of $77,184 were paid by the Fund for the six months ended June 30, 1996.

3.   FUND ADMINISTRATION FEES

     As compensation for its services as fund administrator, FCM receives a monthly fee at the annual rate of .45% of net proceeds available for investment, as defined in the Partnership Agreement. Fund administration fees of $59,164 were paid by the Fund for the six months ended June 30, 1996. FCM is also reimbursed, subject to various limitations, for administrative expenses incurred in providing accounting and investor services to the Fund. The Fund reimbursed FCM for administrative expenses of $34,448 for the six months ended June 30, 1996.

4.   INDEPENDENT GENERAL PARTNER FEES AND EXPENSES

     As compensation for services rendered to the Fund, each of the Independent General Partners receives from the Fund and Fiduciary Capital Partners, L.P., an affiliated fund, (collectively, the "Funds") an annual fee of $30,000, payable monthly in arrears, together with all out-of-pocket expenses. Each Fund's allocation of these fees and expenses is based on the relative number of outstanding Units. Fees and expenses paid by the Fund for the six months ended June 30, 1996 totaled $27,136.






                                -----------------
                                     ELEVEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5.   PORTFOLIO INVESTMENTS

        The companies which Atlas Environmental, Inc. ("Atlas") acquired with the proceeds of the Fund's subordinated debt investment have not performed as well as expected, and as a consequence, Atlas has defaulted on certain financial covenants in its agreements with its senior lender and with the Fund. The senior lender, the Bank of New York, has reacted to the covenant defaults by limiting Atlas' availability under its revolving credit facility and by instructing Atlas not to pay the interest on the Fund's subordinateddebt that was payable on July 19, 1996 in the amount of $111,450. In accordance with the intercreditor agreement between the Fund and the Bank of New York, the bank can block payments to the Fund for up to 180 days. During August 1996, the company entered into a letter of intent, under the terms of which some of the company's businesses would be sold for cash. This sale, if consummated, would provide cash to pay the Fund's interest. As a result, the Fund accrued the interest due on the subordinated debt as of June 30, 1996.

6.   CONTINGENCIES

     FCM was named as a defendant in a class action lawsuit brought in March 1995 against PaineWebber Incorporated ("PaineWebber") and a number of its affiliates concerning the sale of 70 different limited partnerships and other direct investment programs. During May 1995, the Court entered an order certifying the class and dismissing the class action against FCM without prejudice.

     During January 1996, PaineWebber signed a memorandum of understanding with the plaintiffs in the class action outlining the terms under which the parties agreed to settle the case. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court for the Southern District of New York to be used to resolve the litigation. On July 17, 1996, PaineWebber and the class plaintiffs submitted a definitive settlement agreement, which has been preliminarily approved by the Court. The agreement provides for the complete resolution of the class action litigation, including releases in favor of the Fund and FCM, and the allocation of the $125 million settlement fund among investors in the various partnerships at issue in the case. As part of the settlement, PaineWebber also agreed to provide class members with certain financial guarantees relating to some of the partnerships, including the Fund. The details of the settlement are described in a notice mailed directly to class members at the direction of the Court. A final hearing on the fairness of the proposed settlement has been scheduled for October 25, 1996.

     A similar, though smaller, suit was filed against PaineWebber and various affiliated entities (not including FCM) during February 1996 in a California state court.

     FCM believes that this litigation will be resolved without any material adverse effect on thr Fund's financial condition.




                                -----------------
                                     TWELVE

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1996, the Fund held portfolio investments in eight Managed Companies, with an aggregate cost of approximately $13.8 million. These portfolio investments, which were made from net offering proceeds and the reinvestment of proceeds from the sale of other portfolio investments, represent approximately 71.1% of the Fund's net assets. When acquired, these portfolio investments generally consisted of high-yield subordinated debt, linked with an equity participation or a comparable participation feature in middle market companies. These securities were typically issued in private placement transactions and were subject to certain restrictions on transfer or sale, thereby limiting their liquidity. A number of the portfolio companies have prepaid their subordinated debt that the Fund held. In addition, three of the portfolio companies have successfully completed initial public offerings ("IPOs") of their stock. The Fund has sold the stock it held in these three companies, except for a portion of its KEMET Corporation ("KEMET") stock.

     As of June 30, 1996, the Fund's remaining assets were invested in short-term commercial paper. These funds are available to fund follow-on investments, for distribution to the partners or to fund the annual repurchase offer.

     During January 1996, the Fund invested $3,200,602 in Atlas Environmental, Inc. ("Atlas"). The investment consists of $3,265,920 of 13.5% Senior Subordinated Secured Notes due January 19, 2003, with warrants to acquire 338,423 shares of common stock. The warrants have an exercise price of $8.00 per share. The Atlas common stock is currently traded over the counter on a limited basis with quotations provided via the OTC Bulletin Board under the symbol "ATEV".

     The companies which Atlas acquired with the proceeds of the Fund's subordinated debt investment have not performed as well as expected, and as a consequence, Atlas has defaulted on certain financial covenants in its agreements with its senior lender and with the Fund. The senior lender, the Bank of New York, has reacted to the covenant defaults by limiting Atlas' availability under its revolving credit facility and by instructing Atlas not to pay the interest on the Fund's subordinated debt that was payable on July 19, 1996 in the amount of $111,450. In accordance with the intercreditor agreement between the Fund and the Bank of New York, the bank can block payments to the Fund for up to 180 days. During August 1996, the company entered into a letter of intent, under the terms of which some of the company's businesses would be sold for cash. This sale, if consummated, would provide cash to pay the Fund's interest. As a result, the Fund accrued the interest due on the subordinated debt as of June 30, 1996.






                                -----------------
                                    THIRTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


     During February 1996, the Fund sold its Huntington Holdings, Inc. ("Huntington") warrants. As discussed below, the Fund received $1,089,896 of proceeds from this transaction. These proceeds have been reserved by the Managing General Partner to partially fund either the Fund's 1996 repurchase offer or any additional follow-on investments that the Fund may make in existing portfolio companies.

     During June 1994, the Fund invested $2,348,080 in LMC Operating Corp. ("LMC"). The investment consisted of $2,396,000 of 13.00% Senior Subordinated Notes due May 31, 1999 with warrants to acquire common stock.

     While LMC has experienced significant operating difficulties since the Fund acquired its LMC investment during 1994, it is now progressing quite satisfactorily under the guidance of its new management team. The major accomplishment has been the re-engineering and modernization of the product line. Initial responses from customers and other industry sources have been positive. LMC is optimistic about the prospects for sales of its "utility" models and are hopeful about fleet grooming sales.

     LMC is also trying to diversify its product line to reduce the seasonality of its business and increase the utilization of its manufacturing facility. It is concentrating on vehicles with low ground pressure in order to utilize the engineering and manufacturing expertise gained from snow grooming equipment. The projects currently underway are a joint venture with AEBI, a Swiss company that manufactures grooming equipment utilized on golf courses and highways, and the internal development of a tracked utility vehicle designed for use by landscape and other contractors. Both projects are progressing satisfactorily.

     These projects may necessitate additional follow-on investments by the Fund. We are also exploring other possible acquisitions, including one which would result in a reverse merger into a small public company and a public listing for LMC shares. Any such merger or acquisition may also require additional Fund investment. The Fund currently owns 23% of LMC and our affiliate, Fiduciary Capital Partners, owns 27%.

     Pursuant to the terms of the Fund's periodic unit repurchase policy that was adopted by the Fund's Limited Partners during 1993, the Fund will annually offer to purchase from its Limited Partners up to 7.5% of its outstanding Units for an amount equal to the current net asset value per Unit, net of a fee (not to exceed 2%) to be retained by the Fund to offset expenses incurred in connection with the repurchase offer. If the number of tendered Units in any year exceeds 7.5% of the outstanding Units, the Fund's General Partners may vote to repurchase up to an additional 2% of the outstanding Units. The 1996 repurchase offer will be mailed to the Limited Partners during October 1996. The actual redemption of tendered Units will occur on November 21, 1996.

     Accrued interest receivable increased $46,518 from $117,461 at December 31, 1995 to $163,979 at June 30, 1996. This increase resulted primarily from the accrual of interest due on the Atlas notes that were acquired during January 1996. This increase was par-





                                -----------------
                                    FOURTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


tially offset by a decrease, to zero, in the accrued interest receivable attributable to the Fund's Canadian's investment.

     During the six months ended June 30, 1996, the Fund paid cash distributions pertaining to the fourth quarter of 1995 and the first quarter of 1996, each in the amount of $362,595. The distribution for the second quarter of 1996 will be paid on August 15, 1996. These quarterly distributions are equal to $.30 per Unit and represent an annualized rate equal to 6.0% of contributed capital.

     The Fund's investment period ended on December 31, 1995. Although the Fund is permitted to make additional investments in existing portfolio companies after 1995, the Fund is no longer permitted to acquire investments in new portfolio companies, except to fund commitments made prior to December 31, 1995. This will impact the amount of the Fund's quarterly distributions for 1996 and subsequent years because all proceeds from dispositions or maturities of investments will be distributed to investors, except to the extent the cash is needed to fund the annual repurchase offer or to fund any follow-on investments that the Fund may make in existing portfolio companies.

     As of December 31, 1995, the Fund had committed to make three new portfolio investments. In addition, the Fund had agreed in principle to the financial restructuring of LMC. As discussed above, one of the committed investments, Atlas, was acquired during January 1996 and the LMC financial restructuring was consummated during February 1996. The other two committed investments have been abandoned. The portion of the Fund's available capital that was reserved for these abandoned investments is now reserved to fund either the Fund's 1996 repurchase offer or any additional follow-on investments that the Fund may make in existing portfolio companies.

     FCM was named as a defendant in a class action lawsuit brought in March 1995 against PaineWebber and a number of it affiliates concerning the sale of 70 different limited partnerships and other direct investment programs. During May 1995, the Court entered an order certifying the class and dismissing the class action against FCM without prejudice.

     During January 1996, PaineWebber signed a memorandum of understanding with the plaintiffs in the class action outlining the terms under which the parties agreed to settle the case. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court for the Southern District of New York to be used to resolve the litigation. On July 17, 1996, PaineWebber and the class plaintiffs submitted a definitive settlement agreement, which has been preliminarily approved by the Court. The agreement provides for the complete resolution of the class action litigation, including releases in favor of the Fund and FCM, and the allocation of the $125 million settlement fund among investors in the various partnerships at issue in the case. As part of the settlement, PaineWebber also agreed to provide class members with certain financial guarantees relating to some of the partnerships, including the Fund. The details of the settlement are described in a





                                -----------------
                                    FIFTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


notice mailed directly to class members at the direction of the Court. A final hearing on the fairness of the proposed settlement has been scheduled for October 25, 1996.

     A similar, though smaller, suit was filed against PaineWebber and various affiliated entities (not including FCM) during February 1996 in a California state court.

     FCM believes that this litigation will be resolved without any material adverse effect on the Fund's financial condition.


RESULTS OF OPERATIONS

                         INVESTMENT INCOME AND EXPENSES

     The Fund's net investment income was $276,026 for the three months ended June 30, 1996 as compared to net investment income of $484,492 for the corresponding period of the prior year. Net investment income per limited partnership unit decreased from $.37 to $.23 and the ratio of net investment income to average net assets decreased from 7.77% to 5.57% for the three months ended June 30, 1996 as compared to the corresponding period of the prior year.

     The Fund's net investment income was $517,987 for the six months ended June 30, 1995 as compared to net investment income of $947,988 for the corresponding period of the prior year. Net investment income per limited partnership unit decreased from $.72 to $.43 and the ratio of net investment income to average net asserts decreased from 7.70% to 5.22% for the six months ended June 30, 1996 as compared to the corresponding period of the prior year.

     Net investment income for both the three and six month periods ended June 30, 1996 decreased primarily as a result of decreases in investment income.

     Investment income decreased $205,905 and $404,618, or 33.2% and 33.2%, for the three and six month periods ended June 30, 1996, respectively, as compared to the corresponding periods of the prior year. These decreases resulted primarily from the conversion of the Fund's LMC debt securities into non-dividend paying equity securities and the Canadian's bankruptcy. (Both of these items are discussed elsewhere in this Report.) The Fund's total investments also decreased as a result of the Fund's repurchase of 7.74% of its Units during the fourth quarter of 1995.

     Total expenses increased $2,561 and $25,383, or 1.9% snd 9.4%, for the three and six month periods ended June 30, 1996, respectively, as compared to the corresponding periods of the prior year. These increases resulted primarily from increases in professional fees and other expenses. These increases were primarily the result of legal fees and other costs incurred in connection with Canadian's bankruptcy proceedings. The increases in professional fees and other expenses were partially offset by decreases in investment advi-






                                -----------------
                                    SIXTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------



sory fees and amortization expense. The investment advisory fees decreased as a result of the repurchase of Units by the Fund during the fourth quarter of 1995 and the realization during February 1996 of the loss on the Fund's Canadian's investment. Both the repurchase of Units and the realization of the Canadian's loss decreased the amount of the Fund's available capital (as defined in the Partnership Agreement), which is the base with respect to which the investment advisory fees are calculated. The Fund amortized its organization costs over a five year period beginning with the inception of the Fund in 1990. Therefore, these costs became fully amortized during 1995.

                    NET REALIZED GAIN (LOSS) ON INVESTMENTS

     Canadian's was a women's specialty retailer, which had 53 stores on the East Coast, including stores in the New York City and Philadelphia metropolitan areas. As widely reported in the business press, retailers almost universally experienced extremely disappointing sales during the 1995 holiday season. Women's specialty retailers were especially hard hit. This situation was exacerbated by severe winter weather which hampered store operations from Boston to Washington, D.C. As a result, a number of apparel retailers filed for bankruptcy.

     Canadian's did not escape the retailing downturn and experienced significant operating problems. These problems culminated in Canadian's filing for Chapter 11 bankruptcy protection on February 21, 1996 and ceasing all operations during March 1996. As discussed in the Fund's previous filings, Canadian's had embarked on a significant cost cutting program during the fall of 1995, which included closing marginal stores and reducing general and administrative costs. However, these measures were not sufficient to offset the negative impact of the unusually bad holiday season.

     As a result of these developments, it became evident that the Fund will not recover any of its Canadian's investment. Accordingly, the Fund recognized the $4,103,949 loss on its Canadian's investment as a realized loss during the three months ended March 31, 1996. This loss recognition did not significantly affect the Fund's total net gain (loss) on investments for the six months ended June 30, 1996 because all but $5 of the loss was recorded as an unrealized loss during 1995.

     During December 1995, Huntington entered into a letter of intent, under the terms of which all Huntington stock would be sold for cash. The sale was consummated during February 1996. The Fund's share of the actual sales proceeds totaled $1,247,229, of which $1,089,896 was received during February 1996. The balance is being held in escrow to fund various transaction expenses and potential contingent purchase price adjustments, and as collateral for potential claims of the buyer with respect to representations made by the selling shareholders, including the Fund. While the escrow amount must be maintained for a two year period, certain of the sellers' representations will survive for longer periods of time, which could result in the Fund being required to reimburse the purchaser for certain costs and expenses after the escrow is released. The Fund val-





                                -----------------
                                   SEVENTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


ued the Huntington warrants at December 31, 1995 at an amount approximately equal to 75% of the ultimate sales proceeds (not including the Fund's share of the escrow) due to the inherent uncertainty that existed at that time as to whether the sale would actually be consummated.

     The Fund recognized a realized gain of $1,004,218 from this transaction during February 1996. The Fund has not assigned any value to its $157,333 share of the escrow because it is uncertain how much, if any, of the escrowed funds will ultimately be received by the Fund. Additional gain will be recognized if the Fund actually receives a distribution of any of the escrowed funds.

                   NET UNREALIZED GAIN (LOSS) ON INVESTMENTS

     FCM values the Fund's portfolio investments on a weekly basis utilizing a variety of methods. For securities that are publicly traded and for which market quotations are available, valuations are set by the closing sales, or an average of the closing bid and ask prices, as of the valuation date.

     Fair value for securities that are not traded in any liquid public markets or that are privately held are determined pursuant to valuation policies and procedures that have been approved by the Independent General Partners and subject to their supervision. There is a range of values that are reasonable for such investments at any particular time. Each such investment is valued initially based upon its original cost to the Fund ("cost method"). The cost method is used until significant developments affecting the portfolio company provide a basis for use of an appraisal valuation. Appraisal valuations are based upon such factors as the portfolio company's earnings, cash flow and net worth, the market prices for similar securities of comparable companies and an assessment of the portfolio company's future financial prospects. In a case of unsuccessful operations, the appraisal may be based upon liquidation value. Appraisal valuations are necessarily subjective. The Fund also may use, when available, third-party transactions in a portfolio company's securities as the basis of valuation ("private market method"). The private market method is used only with respect to completed transactions or firm offers made by sophisticated, independent investors.

     As of December 31, 1995, the Fund had recorded $2,153,515 of unrealized gain and $5,048,190 of unrealized loss on investments. Therefore, as of December 31, 1995, the Fund had recorded a total net unrealized loss on investments of $2,894,675.

     The net increase in unrealized gain (loss) of investments during the three and six month periods ended June 30, 1996 and the cumulative net unrealized gain on investments as of June 30, 1996, consisted of the following components:







                                -----------------
                                    EIGHTEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


                                           Unrealized Gain (Loss) Recorded
----------------------------------------------------------------------------------------
                                     During the Three    During the Six
                                      Months Ended      Months Ended           As of
     Portfolio Company                 June 30, 1996     June 30, 1996   June 30, 1996
----------------------------------------------------------------------------------------
Unrealized net loss recorded during
     prior periods with respect to
     investments disposed of during
     the period                       $         --      $    3,348,623    $         --
Neodata                                         --                --            (278,915)
KEMET                                        (57,641)          (89,343)          455,832
Amity                                           --            (113,629)          606,199
Elgin / ENI                                   14,691            29,381           162,572
LMC                                             --                --            (459,200)
MTI II                                          --                --            (206,131)
----------------------------------------------------------------------------------------
                                      $      (42,950)   $    3,175,032    $      280,357
========================================================================================

     The Neodata Corporation ("Neodata") stock was written down to a negligible amount during 1995. The Partnership has consistently valued this investment based upon a multiple of Neodata's cash flow. Because Neodata's long-term debt presently provides for the accrual, rather than current payment, of interest, the Company's debt has grown to a level which exceeds the Partnership's valuation.

     KEMET completed an IPO of its common stock during 1992. The stock, which trades on the NASDAQ National Market System, closed at $20.125 (an average of the closing bid and ask prices) on June 30, 1996. This price is down from the closing prices of $34.125 on December 31, 1995 and $22.625 on March 31, 1996. Based on the $20.125 closing trading price of the common stock, the 23,056 shares of common stock that the Fund held at June 30, 1996 had a market value of $464,002.

     The Amity warrants and common stock were written down in value at March 31, 1996 to bring Amity's valuation more in line with the valuation of other comparable companies in its industry.

     The ENI Holding Corp. preferred stock is being written up in value quarterly to reflect the amount of the cumulative 10% preferential dividend that has accrued with respect to the preferred stock.

     LMC experienced significant operating problems after the Fund acquired its LMC investment during 1994 and the Fund was involved in a restructuring of its LMC investment during 1995. In the restructuring, the Fund's existing LMC subordinated debt and warrants were converted into preferred stock and the Fund purchased $454,400 of new common stock. As a result of LMC's operational difficulties and the fact that the Fund





                                -----------------
                                    NINETEEN

                    FIDUCIARY CAPITAL PENSION PARTNERS, L.P.
-------------------------------------------------------------------------------


now owns equity securities rather than debt securities, the Fund wrote its LMC investment down by $459,200 during 1995.

     The MTI II common stock was written down in value during 1994 based upon an independent third party valuation of the company that was obtained by MTI II's management.

     FCM continually monitors both the Fund's portfolio companies and the markets, and continually evaluates the decision to hold or sell its traded securities.




                                -----------------
                                     TWENTY